SUPERIOR Diamonds Inc.

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

03045474

03 DEC 30 AM 7:21

BY MAIL

December 11, 2003

US Securities and Exchange Commission
Office of the International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Judiciary Plaza
Washington, DC 20549
USA

SUPPL

Dear Sirs:

Re: Superior Diamonds Inc. (the "Company") - File 82-34752

Enclosed please find the Company's documents disseminated during the month of November, 2003. These documents are being submitted pursuant to the requirements for exemption from Exchange Act registration under Rule 12g3-2(b) of such Act.

Should you have any questions or concerns please do not hesitate to contact me.

Yours truly,

Superior Diamonds Inc.

Thomas W. Beattie
Director

PROCESSED
JAN 13 2004
THOMSON
FINANCIAL

dlw 1/7

03 DEC 30 AM 7:21

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of:	[ ]	**Schedule A**
	[X]	**Schedule B & C**

ISSUER DETAILS:

For Quarter Ended:	**September 30, 2003**
Date of Report:	**November 28, 2003**
Name of Issuer:	**Superior Diamonds Inc.**
Issuer's Address:	**1650-701 West Georgia Street Vancouver, B.C., V7Y 1C6**
Issuer's Fax Number:	**604-688-5175**
Issuer's Phone Number:	**604-669-2525**
Contact Person:	**Parkash K. Athwal**
Contact's Position:	**CFO**
Contact Telephone Number:	**604-669-2525**

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and B&C.

John G. Paterson	"John G. Paterson"	November 19, 2003
Name of Director	Signed (typed)	Date Signed
Michael D. Winn	"Michael D. Winn"	November 18, 2003
Name of Director	Signed (typed)	Date Signed

Superior Diamonds Inc.
Quarterly Report - Form 51-901F
For the nine month period ended September 30, 2003

Schedule B : Supplementary Information

Related Party Transactions for the nine month period ended September 30, 2003

Fees paid on account of consulting and management services provided by directors and officers	$29,736
Amounts paid to Aurora Platinum Corp.(parent company) under terns of an administrative agreement	$18,000 *
Amounts paid to Southwestern Resources Corp.(a compnay affiliated with parent company) under terms of an administrative agreement	$36,000 *
Amount due to Aurora Platinum Corp.	$10,538

* For administrative services such as accounting, secretarial, office supplies, rent, and insurance.

Common Shares issued during the nine month period ended September 30, 2003

Date	Purpose	Shares	Gross Proceeds	Price	Commission	Consideration
March 11, 2003	Exercise of warrants	5,000	$1,250	$0.25	-	Cash

Share Capital as at September 30, 2003

	Common
Authorized shares	100,000,000
Par value	N.P.V
Shares issued	*24,092,688*

There were no warrants issued during the nine month period ended September 30, 2003

Warrants outstanding at September 30, 2003

Number	Exercise Price	Expiry Date
945,000	$0.25	August 29, 2004
2,000,000	$0.50	August 29, 2004
714,286	$0.60	December 31, 2003
142,857	$0.40	December 31, 2003

Stock options granted during the nine month period ended September 30, 2003

Date	Optionee	Number	Price	Expiry
May 13, 2003	Consultant	100,000	$0.20	May 12, 2008

Options Outstanding as at September 30, 2003

Number	Exercise Price	Expiry
2,940,000	$0.25	August 28, 2007
30,000	$0.40	September 1, 2007
100,000	$0.20	May 12, 2008
3,070,000		

Consolidated Statement of Office Expense

	For the nine month period ended **September 30, 2003**
Education/Conference	$9,431
Supplies and services	3,471
Telephone, fax, postage	827
Bank charges	858
Salary and benefits	708
Capital tax	1,600
	$16,895

Directors and Officers of Superior Diamonds Inc.

John G. Paterson	Director, President and CEO	Vancouver, B.C.
Michael D. Winn	Director	Laguna Beach, California
K. Wayne Livingstone	Director	Surrey, BC
Parkash K. Athwal	CFO	Ladner, B.C.
Susy Horna	Secretary	Surrey, B.C.

Schedule C : Management's Discussion (see attachment)

management's discussion and analysis

of financial condition and results of operations

For the nine month period ended September 30, 2003 compared with the ten month period ended September 30, 2002

Description of Business

Superior Diamonds Inc. (the "Company") is a development stage diamond exploration company engaged in the acquisition and exploration of mineral properties in Ontario and Quebec. The Company is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange under the symbol SDX.

On August 29, 2002, the Company completed a business reorganization involving certain mineral claims and related rights held by Aurora Platinum Corp. ("Aurora") by issuing to Aurora an aggregate of 13,150,000 common shares and 550,000 share purchase warrants. Subsequent to the completion of the transaction, the Company changed its fiscal year end date from May 31 to December 31. As a result, the comparative periods for the three and nine months ended September 30, 2003 will be the four and ten months ended September 30, 2002.

Until completion of the business reorganization, the Company was not actively involved in any business activity. As a result, the comparisons to the interim periods in 2002 in the following discussion and analysis may not be meaningful.

AEM Diamond Project – Ontario and Quebec

The AEM Diamond Project covers an area of approximately 33,000 square kilometres in the Canadian Shield within five separate target areas.

An exploration program of extensive initial till sampling and follow-up detailed airborne magnetic surveys was completed in 2002 and a second phase of detailed sampling to further define and isolate the best targets was completed during the second and third quarters. Recommendations for further evaluation and potential targets for drilling are expected by the end of the fourth quarter.

During the third quarter, overburden sampling was completed in these areas. Samples are currently being processed at Overburden Drilling Management Limited. Results from the sampling program are expected by the end of the year.

To date the Company has spent approximately $1.2 million on exploration and related acquisition costs.

General and Administrative

Consulting and management fees of $126,323 includes $36,000 and $18,000 in management fees paid to Southwestern Resources Corp. ("Southwestern") and Aurora respectively during the first nine months of 2003 pursuant to separate administrative services agreements, $63,323 in fees on account of consulting and management services provided by directors, officers and other consultants, and $9,000 in stock-based compensation expense resulting from stock options granted to non-employees during the period. Consulting and management fees for the ten months ended September 30, 2002 amounted to $182,163 which included $152,854 in stock-based compensation expense.

Investor relations expenses of $59,694 and $21,052 for the periods ended September 30, 2003 and 2002, respectively, includes regulatory and transfer agent fees, the costs related to the printing and dissemination of shareholder information, and other investor relations activities. The higher costs reflect the increased level of activity in 2003.

Legal and accounting expenditures of $65,630 for the period ended September 30, 2003 represent audit accruals and costs relating to preparation of tax returns as well as legal costs relating to a proposed business transaction between the Company and Canabrava Diamond Corporation ("Canabrava") (See "Subsequent Event"). In 2002, the $175,994 in legal costs resulted from the Company being involved in two separate business reorganizations.

Office expense includes approximately $6,000 relating to the Company's participation at a conference in June 2003.

Related Party Transactions

The Company paid $29,736 in consulting fees to companies owned by a director and an officer of the Company during the nine month period ended September 30, 2003.

Aurora was paid $18,000 during the period pursuant to an administrative services agreement. At September 30, 2003, Superior owed $10,537 to Aurora for exploration expenditures. In addition, $36,000 was paid to Southwestern pursuant to a separate administrative services agreement.

Financial Condition, Liquidity and Capital Resources

The Company's working capital position at September 30, 2003 was $307,983 compared to $1,144,831 as at December 31, 2002.

The decrease of approximately $837,000 in working capital reflects $584,000 on acquisition and exploration expenditures ($727,000 on a cash basis) and $254,000 in operating costs. Proceeds of $1,250 were received from the exercise of warrants.

The Company's working capital is sufficient to fund near term exploration work and operating expenditures. However, the Company will require additional working capital in order to finance further property acquisitions and exploration work.

Risks and Uncertainties

The business of diamond exploration involves a high degree of risk. Few properties that are explored are ultimately developed. At present, none of the Company's properties has a known diamondiferous kimberlite of economic value. Other risks facing the Company include competition, aboriginal rights, environmental and insurance risks, statutory and regulatory requirements, fluctuations in mineral prices, share price volatility and uncertainty of additional financing.

Integrity of Disclosure

The Company's management maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.

The Board of Directors is responsible for ensuring that management fulfils its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval.

Subsequent Event

On September 15, 2003, Superior and Canabrava signed an agreement (the "Business Combination Agreement") pursuant to which Superior will acquire all of the outstanding shares of Canabrava based on a 2.5 Canabrava shares for 1 Superior share basis. Upon completion of the transaction, all of the shares of Superior will be consolidated on a two old for one new basis. Superior shareholders will own approximately 50.2% of Superior Diamonds Inc., Canabrava shareholders will own approximately 49.8% and Canabrava will become a wholly-owned subsidiary of Superior.

Management of the two companies believe that the creation of a larger diamond exploration company with similar geographic areas of interest would be beneficial to both companies for numerous reasons, including achieving economies of scale, a larger group of properties and a stronger balance sheet. The resulting company should have broader appeal to the investment community and should be able to achieve cost savings by combining operations.

Shareholders at the Extraordinary General Meeting held on November 17, 2003 approved the transaction. Regulatory approval has also been received and court approval is expected soon.

03 DEC 30 7:21

Computershare

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400 Fax: (604) 683-3694

November 28, 2003

To: All Applicable Commissions and Stock Exchanges

Dear Sirs:

Subject: SUPERIOR DIAMONDS INC.

We confirm that the following material was sent by pre-paid mail on November 28, 2003, to those registered and non-registered shareholders of the subject Corporation who completed and returned a supplemental mail list card requesting receipt of Interim Financial Statements.

1. Third Quarter Report for the Nine Months Ended September 30, 2003/Consolidated Financial Statements as at September 30, 2003/Management's Discussion and Analysis
2. Quarterly and Year End Report BC Form 51-901F for the Quarter Ended September 30, 2003/Schedule B

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Anita Basi"
Assistant Account Manager
Stock Transfer, Client Services
Telephone: (604) 661-0270
Fax: (604) 683-3694

BCF 53-901F
SECURITIES ACT
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (B.C.)
MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

Item 1. Reporting Issuer

SUPERIOR DIAMONDS INC.
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia, V7Y 1C6

Item 2. Date of Material Change

November 27, 2003

Item 3. Press Release

The Issuer issued a press release on November 27, 2003

Item 4. Summary and Full Description of Material Change

Superior Diamonds Inc. announced that the previously announced acquisition of all of the issued shares of Canabrava by way of plan of arrangement has been approved by shareholders of each company and by the court. The companies have filed final materials and expect the arrangement to close with an effective date of November 27, 2003. The Superior Diamonds shares, including the shares issued to Canabrava shareholders, are expected to commence trading on a consolidated basis under the symbol "SUP" at the open of trading on the TSX Venture Exchange on November 28, 2003.

Pursuant to the arrangement, every two and one-half Canabrava shares will be exchanged for one Superior Diamonds share. All the shares of Superior Diamonds will then be consolidated on a two old for one new basis. Canabrava will be a wholly-owned subsidiary of Superior Diamonds and its shares will be delisted from the Exchange on November 28. Canabrava shareholders will receive a letter of transmittal providing instructions on how to exchange their shares pursuant to the arrangement.

The board of directors of Superior Diamonds consists of Mr. John G. Paterson, the current President and director of Superior Diamonds, and Mr. Michael D. Winn and Mr. K. Wayne Livingstone, current directors of Superior Diamonds. Mr. Thomas W. Beattie, Interim President of Canabrava and a former director of Superior Diamonds, and Mr. Alan C. Moon, director of Canabrava, will be added to the Superior Diamonds board.

Item 5. Full Description of Material Change

See attached Press Release.

Item 6. Reliance on Section 85(2) of the Act

Not applicable. This report is not being filed on a confidential basis.

Item 7. Omitted Information

Not applicable.

Item 8. Senior Officers

Susy H. Horna
Corporate Secretary

Telephone: (604) 669 2525

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

Dated at Vancouver, British Columbia this 27th day of November 2003.

"Susy H. Horna"
Susy H. Horna
Corporate Secretary

JOINT NEWS RELEASE

SUPERIOR DIAMONDS INC. **CANABRAVA DIAMOND CORPORATION**

SUPERIOR DIAMONDS AND CANABRAVA DIAMOND ANNOUNCE EFFECTIVE DATE FOR BUSINESS COMBINATION

THIS NEWS RELEASE IS NOT FOR DISSEMINATION IN THE UNITED STATES OF AMERICA OR BY US NEWSWIRE SERVICES

November 27, 2003

Vancouver, B.C. – **Superior Diamonds Inc. ("Superior Diamonds") (SDX-TSXV)** and **Canabrava Diamond Corporation ("Canabrava") (CNB-TSXV)** today announced that the previously announced acquisition by Superior Diamonds of all of the issued shares of Canabrava by way of plan of arrangement has been approved by shareholders of each company and by the court. The companies have filed final materials and expect the arrangement to close with an effective date of November 27, 2003. The Superior Diamonds shares, including the shares issued to Canabrava shareholders, are expected to commence trading on a consolidated basis under the symbol "SUP" at the open of trading on the TSX Venture Exchange on November 28, 2003.

Pursuant to the arrangement, every two and one-half Canabrava shares will be exchanged for one Superior Diamonds share. All the shares of Superior Diamonds will then be consolidated on a two old for one new basis. Canabrava will be a wholly-owned subsidiary of Superior Diamonds and its shares will be delisted from the Exchange on November 28. Canabrava shareholders will receive a letter of transmittal providing instructions on how to exchange their shares pursuant to the arrangement.

The board of directors of Superior Diamonds consists of Mr. John G. Paterson, the current President and director of Superior Diamonds, and Mr. Michael D. Winn and Mr. K. Wayne Livingstone, current directors of Superior Diamonds. Mr. Thomas W. Beattie, Interim President of Canabrava and a former director of Superior Diamonds, and Mr. Alan C. Moon, director of Canabrava, will be added to the Superior Diamonds board.

As a result of the Arrangement, Superior Diamonds will have a larger market capitalization a more diverse portfolio of diamond exploration properties. Superior Diamonds is exploring a large area of northern Ontario using proprietary magnetic data to focus kimberlite indicator mineral sampling programs. Superior Diamonds will also hold, through Canabrava, properties in the Superior Craton area of Ontario and Québec, which are operated both independently and in joint venture with Inco Limited, Majescor Resources Inc. and Navigator Exploration Corp.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Superior Diamonds and Canabrava. Actual results may differ materially from those currently anticipated in such statements.

-30-

For more information, please contact:

John Paterson, President & CEO
Superior Diamonds Inc.
Suite 1650-701 West Georgia Street
Vancouver, B.C. V7Y 1C6 Canada
Tel. (604) 806-0667/Fax (604) 688-5175
info@superiordiamonds.ca
www.superiordiamonds.ca

For more information, please contact:

Thomas Beattie, Interim President
Canabrava Diamond Corporation
#1650-701 West Georgia Street
Vancouver, B.C. V7Y 1C6
Tel. (604) 669-2525 Fax (604) 688-5175
info@canabrava.ca
www.canabrava.com

JOINT NEWS RELEASE

SUPERIOR DIAMONDS INC. **CANABRAVA DIAMOND CORPORATION**

SUPERIOR DIAMONDS AND CANABRAVA DIAMOND ANNOUNCE EFFECTIVE DATE FOR BUSINESS COMBINATION

THIS NEWS RELEASE IS NOT FOR DISSEMINATION IN THE UNITED STATES OF AMERICA OR BY US NEWSWIRE SERVICES

November 27, 2003

Vancouver, B.C. – **Superior Diamonds Inc. ("Superior Diamonds") (SDX-TSXV)** and **Canabrava Diamond Corporation ("Canabrava") (CNB-TSXV)** today announced that the previously announced acquisition by Superior Diamonds of all of the issued shares of Canabrava by way of plan of arrangement has been approved by shareholders of each company and by the court. The companies have filed final materials and expect the arrangement to close with an effective date of November 27, 2003. The Superior Diamonds shares, including the shares issued to Canabrava shareholders, are expected to commence trading on a consolidated basis under the symbol "SUP" at the open of trading on the TSX Venture Exchange on November 28, 2003.

Pursuant to the arrangement, every two and one-half Canabrava shares will be exchanged for one Superior Diamonds share. All the shares of Superior Diamonds will then be consolidated on a two old for one new basis. Canabrava will be a wholly-owned subsidiary of Superior Diamonds and its shares will be delisted from the Exchange on November 28. Canabrava shareholders will receive a letter of transmittal providing instructions on how to exchange their shares pursuant to the arrangement.

The board of directors of Superior Diamonds consists of Mr. John G. Paterson, the current President and director of Superior Diamonds, and Mr. Michael D. Winn and Mr. K. Wayne Livingstone, current directors of Superior Diamonds. Mr. Thomas W. Beattie, Interim President of Canabrava and a former director of Superior Diamonds, and Mr. Alan C. Moon, director of Canabrava, will be added to the Superior Diamonds board.

As a result of the Arrangement, Superior Diamonds will have a larger market capitalization a more diverse portfolio of diamond exploration properties. Superior Diamonds is exploring a large area of northern Ontario using proprietary magnetic data to focus kimberlite indicator mineral sampling programs. Superior Diamonds will also hold, through Canabrava, properties in the Superior Craton area of Ontario and Québec, which are operated both independently and in joint venture with Inco Limited, Majescor Resources Inc. and Navigator Exploration Corp.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Superior Diamonds and Canabrava. Actual results may differ materially from those currently anticipated in such statements.

-30-

For more information, please contact:

John Paterson, President & CEO
Superior Diamonds Inc.
Suite 1650-701 West Georgia Street
Vancouver, B.C. V7Y 1C6 Canada
Tel. (604) 806-0667/Fax (604) 688-5175
info@superiordiamonds.ca
www.superiordiamonds.ca

For more information, please contact:

Thomas Beattie, Interim President
Canabrava Diamond Corporation
#1650-701 West Georgia Street
Vancouver, B.C. V7Y 1C6
Tel. (604) 669-2525 Fax (604) 688-5175
info@canabrava.ca
www.canabrava.com